INVEST IN **SHARK WHEEL**

SHARK WHEEL REINVENTED THE WHEEL. LITERALLY. SCIENTIFICALLY PROVEN ADVANTAGES.

PITCH VIDEO   INVESTOR PANEL



sharkwheelag.com   Mission Viejo, CA

B2B   Consumer Goods   Retail   B2C

Highlights

1. ~$9M in Gross Revenue 2023-2024
2. Agriculture Division Profitable as of Q2, 2025 Draft Financials
3. Aired on Shark Tank, Discovery Channel, FedEx commercials, FOX, and much more
4. Scientifically Proven Advantages by San Diego State University in Multiple Categories
5. 2025 Launch of Wheelchair Wheels and Pallet Jack Wheels
6. 2026 Launch of Low-Cost Irrigation Wheel to Increase Sales, After 1+ Years of R&D and Field Testing
7. ~80% Complete - R&D on Tractor Wheel Design
8. Preparing Shark Wheel for Merger Event

Featured Investor



Steven Maizes


Steven Haizes
Syndicate Lead Follow

Invested $285,000 ⓘ

"Shark Wheel is an amazing company with an incredible management team. Their proprietary technology is being utilized in a wide variety of manufacturing settings (literally reinvented and improved the wheel). Of particular significance is its implementation in the agriculture industry, Where they have a number of excellent partners and Distributors. There is also tremendous room for growth in various economic sectors, including wheelchairs, pallets, even the military (and of course, skateboards). A number of major tire companies are already on board. Overall, I think it's an incredible company with a fantastic future and horizon."

Our Team


Zack Fleishman   Chief Executive Officer/Co-Founder

A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more.


Gary Fleishman   Co-Founder

Gary has management & business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company. He is involved in all Shark Wheel dealings, but not on payroll.


David Patrick   Co-Founder

David reinvented the wheel. Literally. David started two highly successful companies multi-million dollar companies. David acts as a consultant to Shark Wheel.


Patrice Crenshaw   Director of Operations

Provides administrative and operational support. Duties include logistics, project management, eCommerce, data management, inventory and lead generation.


Istvan Fazekas   Graphic Design and Web

Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadership and Management Expert in 3D modeling and visualization Eddie is a great asset to the Shark Wheel team.


David Hafsteinsson   Social Media

Pro-level skateboarder and influencer. Has built several social media accounts to over 100 million views and added over 150,000 followers to Shark Wheel's accounts.


Todd L Smith   Mechanical Engineer

Mechanical Engineer with over 20 years of seasoned and successful professional experience. He has designed many different products moving these designs from concept to production for innovators, startups and established companies. Professional degreed eng


Rikka V   Customer Service

Over a decade of customer service experience. Has worked at Shark Wheel for years using Gorgias and now Zendesk for organized record-keeping and timely responses.


Gary Jain   Controller

IRS-certified Tax Preparer, extensive experience. Process development and documentation expert, process automation, developing and implementing



documentation expert, process automation, developing and implementing controls.



Nicole Ifcher Advisor

Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands.



Professor Mark Alpert Advisor

Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. Professor Alpert has been featured in dozens of academic books.

We Reinvented the Wheel. Literally.

Five thousand years ago, the wheel changed the course of civilization. Imagine if you had invested then — the return would have been immeasurable.

Today, you have that rare chance again. Shark Wheel has reinvented the wheel for the modern age — a design already proven in agriculture and consumer products. This time, you can be part of it.

Before we explain about the technology and the company, note that **the current strategy calls for selling the majority ownership of the company.**

This means that if Shark Wheel is able to close the transaction, investors may be able to realize the upside in a relatively short amount of time. To protect investors in this round against valuation, we chose to offer a convertible note (your valuation is expected to be determined by sophisticated investors at a later date).

Shark Wheel is now making machines in South America using its sought-after wheels to leverage the sale of the entire machine. After 1 week of advertisements, Shark Wheel has 2,000 leads and roughly 20 quotes sent out to buyers. Shark Wheel is looking for purchase order financing solutions to accelerate the sales process and has turned to Wefunder as a partial solution. This campaign will run through the end of the year and we are anticipating millions in revenue based on this initial campaign.

Shark Wheel has historically been an R&D company that has recently transformed into a sales company. Now with roughly $9M in gross revenue in 2023/2024 combined, Shark Wheel's past efforts have begun to pay off.

Shark Wheel has operated as a components company, but has aspirations to slowly transform into a full products company over time. Following in the footsteps of companies like Bose, DJI, Babolat and several other, this will be explained in further detail later.

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The circular wheel was always considered the final design with no room for improvement.

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP
Tour for 10 years, I was no stranger to hard work, long hours, and relentless

Tour for 10 years, I was no stranger to hard work, long hours, and relentless determination. I immediately saw the vast opportunity in joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Mission Viejo, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the traditional wheel. Having won multiple international competitions in the skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patented Shark Wheel is a perfect fit for various applications including wheelchairs, strollers, wagons, agriculture equipment, military applications, ATV vehicles, shopping carts, printing machines, hand trucks, industrial carts, medical carts, roller skates, luggage, forklifts, office chairs, hospital beds, ambulance cots and much more. Please see our **Major Projects** section below to learn more.

Validation Points to Justify a Shark Wheel Investment

1. Shark Wheel has a Intellectual Patent lock (patents and trademarks) on sine wave wheels

2. Millions in revenue. Although Shark Wheel has been an R&D company for nearly its entire existence, Shark Wheel still has over $15 million in revenue

3. Big-name brands want to do business with Shark Wheel. Current and former companies that Shark Wheel has worked with include Bridgestone-Firestone (largest tire company in the world), Harley Davidson, Samsonite, Spyder, PGA Tour and more. Shark Wheel is currently in negotiations with Grainger (Fortune 300 company) for the material handling industry.

4. Scienticially proven advantages. Shark Wheel has defined performance advantages that include rolling resistance, obstacle avoidance, rebound, rutting, longevity and more.

5. Awards validating performance. Shark Wheel has won best new product award at the largest agriculture trade show in the US, innovator of the year award and two congressional awards in 2025

6. Future potential. Shark Wheel has fully proven that it can generate millions in revenue in skateboarding and in agriculture. With only 2 employees and a few independent contractors, Shark Wheel has been able to build a company that appears positioned for explosive growth in many industries. Shark Wheel is currently raising money to help the technology reach its full potential

Shark Wheel Company Structure

Shark Wheel Inc is the parent company that holds patents. There is currently three subsidiaries that operate underneath called Shark Wheel Skate LLC, Shark Wheel Electric LLC and Shark Wheel Agriculture LLC. *All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into*. Investors will own the subsidiaries listed and any other subsidiaries that may be created in the future.




TRADITIONAL WHEEL
A traditional wheel shape will "knife" into a soft surface, digging deeper and deeper with each rotation until the forward motion stops.
SHARK WHEEL
The alternating pattern of the shark wheel "bites" into a soft surface.
This keeps the wheel from digging in and allows it to travel effortlessly across the top of the surface on a much larger, and more efficient contact patch.
CONTACT PATCH (HIGH FRICTION SURFACE)
CONTACT PATCH (LOW FRICTION SURFACE)

In terms of investors getting paid, there are a few possible scenarios. (1) Selling the company, (2) the company going public (IPO or reverse merger), (3) the company selling a division or divisions of the company and (4) investors receiving disbursements, when the company feels it has enough extra funds to pay a dividend. For example, if Shark Wheel had $1 million in the bank at year end, it may choose to reinvest money back into the company, but if it had $10 million, it would likely pay a disbursement to all investors. Future earnings and projections are not guaranteed; it's possible that investors will receive no return at all.

As mentioned above, the current strategy calls for selling the majority ownership of the company, allowing shareholders to retain a stake to capture future upside. While final terms are subject to negotiation, this remains the intended structure. In May 2024, Shark Wheel came close to completing such a transaction, incurring significant costs as the deal neared the finish line. To accelerate the process in 2025-2026, Shark Wheel may engage an investment bank in an attempt advance the timeline of the transaction. Shark Wheel will actively look to close a transaction in 2025-2026.

Conversion of Company to Delaware C-Corp

Shark Wheel converted to a Delaware C-Corp (from a California LLC). One of the biggest advantages of the conversion is that it allows Shark Wheel to take advantage of IRS Code 1202. The conversion started a 5 year clock (December 2023 completion) that allows Shark Wheel to sell the entire company and allows for profits to be tax free for all investors that have held their shares for a minimum of 5 years*.**To understand IRS Code 1202 in more detail, please **click here**.* It is important to speak to your tax advisor to see if you qualify.*

Shark Wheel's Valuation History

Shark Wheel has grown from*:

- *$10 million valuation in Q1, 2014
- *$15 million valuation in Q2, 2017
- *$25 million valuation in Q1, 2019
- *30 million valuation in Q1, 2020

- *35 million valuation in Q4, 2020
- *42.9 million valuation in 2022
- 2025 - Convertible Note. Next investment

***Previous valuations were in association to previous offerings, and determined by the company, although an October 2023 independent 3rd party valuation recommended Shark Wheel to be valued in the $48M-$66M range.*

Media

Shark Wheel Has Been Aligned with Industry Leaders, Sports Leagues/Teams, the US Military and more.

Shark Wheel has been partnered with all of the major brands listed below!


AS SEEN ON
ESPN
FOX
Walmart
FedEx
SHARK TANK
Discovery Channel
SKUValet
Samsonite
COMING SOON
SPORTS LUGGAGE - WITH SHARK WHEELS
WITH YOUR FAVORITE TEAM & UNIVERSITY LOGOS
NBA
LSU
AND SO MUCH MORE..

Shark Tank(Season 6, Season Finale)


Shark Wheel - Shark Tank
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Discovery Channel


Shark Wheel on The Discovery Channel
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America's Real Deal TV Show(We Won the Entire Show!)


America's Real Deal TV Show on FOX Business Channel
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FedEx Commercial #1


Shark Wheel FedEx Video "best longboard wheel"
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FedEx Commercial 2


FEDEX 3 (Shark Wheel)
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R&D

Shark Wheel has primarily been a Research and Development company since 2014. Entering the skateboarding industry was the 'low-hanging-fruit'. It was a market with a low barrier to entry, a market in which consumers purchased wheels as a standalone item, and a market to act as a proof of concept. Shark Wheel proved the interest in the market and that the wheel is truly high-performance by winning several international competitions. Entering the

skateboarding industry was also a way for Shark Wheel to pay the bills early on. Initially, it was a necessity for Shark Wheel to prototype various wheel sizes in different industries. There was much to learn about how a sine wave shaped wheel works under load, while swiveling, with different amplitudes and frequencies, and in various sizes and iterations. Shark Wheel had to prove though scientific testing and real-world testing that the shape worked well and using certain factors, outperformed the circular wheel.

Currently, Shark Wheel is focused on sales and less so on R&D, aside from completing its tractor wheel project. Shark Wheel estimates its tractor wheel/tire design to be 80% complete. A tire manufacturing expert + FEA simulation expert needs to be hired to complete the design.

Shark Wheel's agriculture business is now profitable (according to the latest Q2 2025 draft financials) and the goal is to increase profitability and revenue significantly as we move closer to 2026.

Strategy

Shark Wheel has aspirations to slowly transform from a components brand into a full products brand. Shark Wheel has written a paper on this titled the SWITCH model, which stands for

Shark Wheel Integrating Technology to Create Hardware

Examples of other companies successfully making this conversion:

- Babolat was known for having great tennis strings. They developed a tennis racket and became the #1 racket company in the world.
- GoPro started with camera mounts and accessories for extreme sports and then expanded into developing their own action cameras. Result: Became the category-defining brand in action sports cameras
- Bose started with high-end audio components (speakers, acoustic tech) and then expanded into full consumer electronics products (headphones, soundbars, car audio systems). Result: Became a premium consumer audio brand, known for noise cancellation and sound innovation.
- DJI started with drone stabilization and flight control systems and then expanded into full consumer and commercial drones. Result: Became the world's leading drone manufacturer.

Shark Wheel has redefined its approach in the printing sector, advancing from providing technology to improve other machines to building entire machines independently.

(see SharkAdvantage.com)

Use of Funds (depending on final amount raised from Wefunder)

• R&D: Tractor Wheel Completion. Finalize design and testing of the tractor wheel. Hiring a tire manufacturing expert with an expertise in computer simulations (Ansys).

• Marketing Materials: Production of professional video and print marketing content for the new agriculture machine brand stated above.

• Advertising: Focused advertising across agriculture, material handling, skateboarding, and caster markets.

• South American Salesperson(s): To make a significant push into the market, hiring boots on the ground would be beneficial. This person may serve a dual purpose, such as coordinating installation or other helpful skill sets.

• Fractional CFO: Hire a fractional CFO for financial strategy and oversight to give merger investors more confidence that the company is properly set up to scale

• Debt Paydown

• Inventory: Most of the inventory can be financed and not have to come from

• Inventory: Most of the inventory can be financed and not have to come from working capital, but there will be a 'float' period and deposits will need to be placed (typically 30%). To improve lead times, we would begin to initiate manufacturing of the structures

Websites

1. **SharkWheel.com** (skateboard products and related items)
2. **SharkWheel.net** (casters, material handling, etc.)
3. **SharkWheelAg.com** (center pivot irrigation)
4. **SharkAdvantage.com** (printing industry)

Major Projects

#1 Material Handling - Pallet Jack/Forklift

For the first time, Shark Wheel will directly launch and sell its material handling wheel. While a previous soft launch involved a manufacturer handling sales, Shark Wheel has now chosen to take control of its own destiny by bringing sales in-house through its internal team.

Shark Wheel introduced the product at the largest trade show of the year, the Promat, in March 2025. Numerous Fortune 500 companies and industry leaders are waiting to place orders. Shipments are expected to begin in late 2025. Shark Wheel is currently in contract negotiations with **Grainger, a Fortune 500 company**.

Advantages:

- **Obstacle Avoidance, Long Life, Traversing Rough Terrain, Approach Angle, Less Charging**

*2 Patents Issued

Shark Wheel will sell into Classes 1-5 of the material handling industry (starting with Class 3):

- Class I: Electric Motor Rider Trucks
- Class II: Electric Motor Narrow Aisle Trucks
- Class III: Electric Motor Hand Trucks or Hand/Rider Trucks
- Class IV: Internal Combustion Engine Trucks
- Class V: Internal Combustion Engine Trucks

SHARK WHEEL
MATERIAL HANDLING
LONGER LIFE
From 33% to over 200% longevity advantages depending on various factors.
ROUGH TERRAIN
Ability to go over more obstacles and debris. The sine waves tend to push small objects out of the way left and right. A traditional steamroller wheel tends to go over objects causing failure points.
APPROACH ANGLE
Unique 30-degree approach angle reduces shock, much like driving in a car over a speed bump at an angle.
30°
HEAT DISSIPATION
Shark Wheels have more surface area to more effectively dissipate heat buildup. Shark Wheels run cooler and last longer.
LESS CHARGING
Up to 60% less friction touching the ground results in less charging and less downtime.
LESS SHOCK TO OPERATOR & MACHINE
SCIENTIFICALLY PROVEN ADVANTAGES
SHARK WHEEL
In a 2-year study conducted by San Diego State University, Mechanical Engineering Department, the Shark Wheel outperforms the traditional circular wheel in nearly every major wheel category.
6 months of real-world customer acceptance testing confirmed advantages
RPM
sec
ROLLING RESISTANCE TEST
SharkWheel VS Standard Wheel
BASED ON NATURE
The Shark Wheel is a biomimetic invention that copies nature's motions
The way fish and sharks swim
The way radio waves and gamma rays move
The way the planets move around the Sun
The way humans walk with an alternating gait that defines a sine wave path



#2 Luggage

Current and Previously Signed Licensing Deals.

*✅Samsonite Golf Luggage✅Harley Davidson Luggage✅SkyValet Smart Luggage ✅Spyder





SkyValet Smart Luggage

SkyValet luggage launched in 2019. The campaign reached nearly $1M. The campaign was stuck at $150k until a new marketing company was brought on and they completely changed the marketing to feature Shark Wheels as the main feature on every picture and advertisement. See below link:

SkyValet Million Dollar Campaign



Samsonite

Samsonite golf luggage with Shark Wheels. Shark Wheel always looks to establish itself with industry leaders. To be associated with the Samsonite brand name that is #1 in the industry is the start of many things to come.

name that is #1 in the industry is the start of many things to come.

Harley Davidson

Also, our Harley Davidson luggage is selling now at Harley Davidson dealers across the United States, as well as Amazon. See the Harley Davidson-Shark Wheel promo video below:



BIKES
Harley Davidson Athalon Shark Wheel luggage bags
AERO MEXICO
AVIANCA
BRITISH AIRWAYS
2
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#3 Central Pivot Irrigation - Farming Wheel

The largest division of Shark Wheel.

Shark Wheel originally won a government grant through the National Science Foundation in January 2018 . The grant was for $225,000 to develop a state-of-the-art wheel for the central pivot irrigation industry. After performing extensive customer discovery interviews and graduating through the government's I-Corps program, Shark Wheel learned what the market desires in a wheel:

- Minimize rutting (the industry's largest issue is digging a trench)
- Non-pneumatic tire that can never go flat
- Modular design that makes maintenance easier and more cost-effective
- Enough traction to traverse clay-based and sand-based soils
- Priced with the current industry sweet spot

Shark Wheel built a wheel according to what the customer desires. The test was a success in 2018 and Shark Wheel applied for the Phase II portion of the grant. In Q2, 2019, Shark Wheel won Phase II of the grant for $724,313 and an additional $150,000 Phase IIa grant to optimize the wheel and bring it to commercialization.

Shark Wheel launched its wheel in early 2023 and became the only airless tire for industry leaders Bridgestone-Firestone and Reinke.





The front wheel creates a small rut, while the rear wheel tends to repair the rut. The wheels are offset when installed to create a DNA footprint in the soil

In 2024, Shark Wheel invested in a low-cost irrigation wheel. A down market was expected, especially with high tariffs incoming. Shark Wheel paid for a multi-month project and paid for the tooling and test articles. After many months of testing and great feedback, Shark Wheel is positioned to launch its new low-cost wheel in 2026 bringing the retail price down by approximately 30%, which opens the door to an entirely new stratosphere of buyers globally.

#4 Printing Industry - Shark Advantage

SHARK ADVANTAGE PERFORMANCE SHEET
WEB CONVERTING | FLEXOGRAPHY | OFFSET | DIGITAL | SCREEN PRINTING
IMPROVE YOUR PRINTING PERFORMANCE
LOWER TENSION BY 20%
...and still maintain registry control. Shark Advantage Sheets dramatically reduces stretch due to tension. All jobs can now be run at low tensions.
CENTER YOUR MATERIAL
...without high tension. Shark Advantage Sheets create micro-oscillations that self-center the material for optimal stabilization.
INCREASE YOUR ROI
Using Shark Advantage Sheets allows for less downtime due to stretching and image stabilization, significantly increasing productivity
ELIMINATE WRINKLING
Shark Advantage Sheets effectively spread the material evenly across the web eliminating wrinkles. This significant advantage has been tested on various materials at various companies with great success.
OPERATE AT ANY SPEED
Shark Advantage Sheets have no speed limitation. As the machine increases speed, Shark Advantage Sheets increase performance
ANTI-STICK, ANTI-DUST, MAINTENANCE FREE
Shark Advantage Sheets will never stick on any materials run through the machine. Additionally, the sheets do not create static electricity adding dust and other particulates requiring cleaning. Maintenance free.
CUSTOMERS SAID..
Sheet in action
"My experience with the supplied Shark Tape from Mark Andy has been positive. It's been positive with reducing lateral weave on a toothpaste type directional material. From print deck 1 thru print deck 10, I was able to reduce lateral weave on this material by 0.03125" - 0.0417". We consider print to be non-conformant if print registration falls above 0.007". Weave was reduced by wrapping 1 out of the 2 idlers per print station with Shark Tape. When both idlers in the print station were wrapped, weave was still present. This combination gave us the solution that we were looking for."
Belmark
SHARK
ADVANTAGE
A Shark Wheel, Inc. Company

As part of its strategy to steadily evolve into a full-scale products brand, Shark Wheel has taken its Shark Advantage solution—originally designed to enhance the performance of printing machines—and successfully leveraged it into full machine sales. By proving value through components first, Shark Wheel has built the credibility and trust needed to expand into complete system offerings. (sharkadvantage.com)

Shark Advantage's sweetspot is between $150,000 - $600,000 machine retail prices. These machines are primarily in flexography and web converting.

The technology summarized:

In the printing world, a spool of material (could be a newspaper, labels printed on everyday food products, etc) moves over retraction rollers, where the material is printed on. After the printing is completed, the material moves over more rollers before feeding into a final printed spool. All of this occurs in one machine with 20-30 rollers on average. The issue: the faster the material goes through the machine, the more the material moves off-center. (To envision this, think of a printer at your home or work where the scanner or the printer starts printing paper at an angle and gets jammed) This is a huge problem and the only way to mitigate this is to tension the material. This means that tension rods stretch the material tightly on the long ends so the material is forced toward center. The stretching of the material creates a whole host of other problems where the printing has to be reconfigured and many other things are compromised. Overall, the issue of centering makes printers have to be tensioned. Enter Shark Advantage.

The left-right-left-right oscillations of the sinusoidal design naturally push the material toward center. The same way a human walks with an alternating gait averages to walking perfectly straight. The same way the left-right-left-right shape of the Shark Wheel averages to perfectly center and the wheel moves effectively in a straight line.

The Machines


Shark Advantage Ad 2025
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Web Converting
Flexo
Enhanced RDC Converting
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The Technology


Shark Advantage Ad Video
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#5 Wheelchair Casters

Launches in Q4 2025. The twin caster design gives Shark Wheel advantages





    

LESS ROLLING RESISTANCE
Shark Wheels have been scientifically proven to have up to 57% less rolling resistance in Keep Roll tests.

OBSTACLE AVOIDANCE
The sine wave design that helps roll around obstacles rather than over them, improving maneuverability and reducing jolts on uneven terrain.

MULTI-TERRAIN USE
Tends to push small objects and debris left or right smoothing the ride. Provides grip on ramps and in wet conditions.

SWIVEL ABILITY
Twin sine wave casters swivel better than single casters because they distribute weight across two wheels, reducing friction and allowing smoother, more responsive pivoting.

LESS SHOCK
Similar to driving a car over a speed bump at an angle to reduce shock. The 30 degree approach angle of the wheels distributes the shock more gradually, rather than all at once.

Introduced to the industry at the Abilities Expo Trade Show in LA in 2025. Casters begin shipping soon.

F.L.E.X stands for: Front caster for Low rolling resistance Energy efficiency and eXploration

https://sharkwheel.net/flex/

Industry leader will begin testing soon for a 2020 launch. Initial tests show ability to traverse rough terrain and ability to swivel better than traditional circular wheels.

office chairs. Based off of luggage caster wheel performance and other caster testing, Shark Wheel believes this is a project worthy of a high position on the prototyping list. In-house testing has shown clear performance advantages for office chairs and other wheeled-furniture applications.







#6 Industrial Casters

Shark Wheel sold an initial order to the leader in education furniture. Our twin caster design for furniture is similar to our luggage and wheelchair casters, although they are a different size.



#7 Skateboards/Roller Skates

1. High-End Skateboard Sales (SharkWheel.com, Amazon.com)

1. Shark Wheel Skate

- Shark Wheel Skate LLC (subsidiary owned by Shark Wheel, Inc.) controls all Shark Wheel skateboard sales

- Amazon best seller in 2024

- 54mm, 60mm, 70mm, 72mm, 80mm and 95mm wheels in the product line

- Kids 3 wheel scooter planned for a Q4 2025

Social Media

- Most engaged Instagram brand in 2024 when compared to top brands

Instagram Handle	Company Name	Followers	Engagement Rates	Average Likes	Follower Rate
@birdhouseskateboards	Birdhouse (Tony Hawk's Co)	221,008	0.43%	923	-0.17%
@carverskate	Carver	204,057	1.46%	2,944	2.85%
@pennyskateboards	Penny	427,792	0.09%	395	0.81%
@bonesbearings	Bones Bearings	494,562	0.13%	609	-0.55%
@powellperalta	Powell Peralta	633,835	0.21%	1,295	-0.08%
@landyachtz	Landyachtz	180,372	0.40%	716	-0.23%
@sharkwheel	Shark Wheel	134,107	1.97%	2,615	11.62%
@elementskateboards	Element	667,123			
@santacruzskateboards	Santa Cruz	1,593,834	0.26%	4,101	0.36%



Instagram

Over 165,000 Followers

www.instagram.com/sharkwheel

This video hit millions of views (one example of many)





Facebook

www.facebook.com/sharkwheel

Over 37,000 Followers

Youtube

www.youtube.com/thesharkwheel

Over 37,000 Followers

<u>Scientific Testing</u>









Test I - San Diego State University

Background

The Shark Wheel has been scientifically tested at the San Diego State University Mechanical Engineering Department.

In apples-to-apples testing, The Shark Wheel **was found to have a 15% longevity and 15% speed advantage.** Also, frictional tests were performed and some of the data is seen below showing a significant advantage compared to a traditional wheel.

Testing Equipment

Tests were performed and the testing rig (**seen above**) was designed and constructed by a team of engineering students at San Diego University, Mechanical Engineering Department. Testing has been completed as of December 2017.

The dynamic testing outlined in the following report was conducted at approximately 720rpms(17mph).

Test I/A: Rolling Resistance
(Time it takes the motor to reach full speed)



Test I/B: Rough Surface Rolling Resistance
(Off Road Capabilities)



Conclusion Test I

At a load of 30lbs the Shark Wheel demonstrated an average of 35.52% less rolling resistance at speeds ranging from 0-650rpms (approx. 15.5mph).When loaded to 45lbs (per wheel) the Shark Wheel demonstrated 60.92% less rolling resistance.

Rolling resistance, also called rolling friction, is an important factor in many industries.

Test II - Conducted by Major Wheel Manufacturer

Another scientific test done by the largest skateboard wheel manufacturer in the world. They compared Shark Wheel to the leading wheels in the market in an apples-to-apples test. Same diameter, same durometer (hardness), same material.



Conclusion Test II

The Shark Wheel showed a **15% rebound advantage.** Rebound translates directly to speed. In the abrasion resistance test, Shark Wheel demonstrated a significant advantage as well. The lower the number in the abrasion resistance graph, the better it performed.

Additional Testing

In separate testing at a Canadian test facility, the Shark Wheel exhibited a **longevity/wear advantage.**

Tests performed by the German tv show, Galileo (similar to the Discovery Channel), found advantages in rolling resistance and off-road performance. The episode aired in December 2016.

Most recently, our material handling industry partner (pallet jacks, forklifts)

Most recently, our material handling industry partner (pallet jacks, forklifts), completed 3 years of scientific testing and customer acceptance testing with a Fortune 50 company. Scientific testing showed a maximum of 600% longevity advantage (3 years of testing) and a real world test of 200% advantage.

Government Grants

Shark Wheel has been successful obtaining grants to date. Shark Wheel has won 3 out of 4 grants it has applied for and believes it is a good business decision to seek more grant opportunities.

The following is a list of awarded grants:

- FedEx Nationwide Small Business Grant Winner, 2015

- SBIR National Science Foundation Phase I grant ($225,000). Won in January 2018.

- SBIR NSF Phase II grant ($724,313). Won in April 2019. (aligned with multiple industry leaders in the irrigation segment of agriculture). Grant concludes in late 2021.

- SBIR NSF Phase IIb grant ($150,000). Won in March 2021.



Licensing Agreements

- One example is Athalon (name included because **deal is signed**). Athalon has already put **Shark Wheels on Harley Davidson, Samsonite, Spyder and SkyValet branded** luggage.

- Shark Wheel has a recently expired agreement that sold wheels onto PGA Tour golf bags, US Military Deployment Bags, MLB, NBA and NFL products.

Manufacturing

- Shark Wheel always acts as a contract manufacturer

- Shark Wheel aims to work primarily with #1 or #2 in each market

- Shark Wheel will determine on a case-by-case basis if it is more advantageous to manufacture or license

- Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to float funds for inventory purchases for long periods of time

Project Activation

The following are projects that Shark Wheel has signed terms sheets with/in talks with that have been put on hold until the above projects have been completed:

- Pallet Jack - launches Q4 2025

- Wheelchair Casters - launches Q4 2025

- Tractors - 80% completed with design. This is the most important wheel Shark Wheel will ever create, as it will be used in numerous agriculture industries, car tires, and other heavy machinery applications (mining, construction, forestry, etc.)

- Office Chairs - casters completed, waiting for first order

- Medical Casters - casters completed, waiting for first order

- Shopping Carts - casters completed, waiting for first order

Identified Markets

The following are markets that Shark Wheel has identified an advantage in, but currently has no traction.

- Oil/Gas Industry (Roller Conveyance)
- Vacuums
- Military Cases/Coolers
- Wagons
- Walkers
- Strollers
- Golf Carts
- IV Poles
- Hand Trucks
- ATV Vehicles
- Military Vehicles
- Gym Equipment
- Planetary Rovers
- Tricycles
- Toys

Notable Milesontes/Media

- Aired on the most watched season finale in Shark Tank's history. Over 10 million Shark Tank viewers to date
- Aired on Discovery Channel for reinventing the wheel
- Filmed and aired on Galileo TV (Discovery Channel of Germany)
- Aired tv show, Xploration on FOX
- Aired on 3 FedEx Commercials to date that can be seen above in the media section
- America's Real Deal tv show winner on FOX Business Channel
- Innovator of the Year Award Winner
- 2 Congressional Awards in 2025


UNITED STATES DEPARTMENT OF COMMERCE
International Trade Administration | U.S. Commercial Service
EXPORT ACHIEVEMENT CERTIFICATE
Presented to
Shark Wheel, LLC
For recent accomplishments
in the global marketplace.




UNITED STATES
House of Representatives
Certificate of Congressional Recognition
Presented To
SHARK WHEEL, LLC
MISSION VIEJO, CA
In Recognition of Receiving the Export Achievement Award at the 11th Annual World Trade Week Forum. Your Leadership and Innovative Export Strategies Are to Be Commended. Best Wishes for a Successful Future!
MAY 28th, 2025
Congratulations!
Young Kim
Member of Congress, 40th District

<u>Intellectual Property</u>

Shark Wheel considers its patent/trademark portfolio as arguably the most valuable part of the company.

- **Issued patents.** Multiple patents issued. The general Shark Wheel shape, luggage wheel patents, pallet jack/forklift patents.

- **Issued patents.** Numerous countries in Europe have issued, as well as in China, Japan, South Africa, Argentina, Canada, Egypt and more.

- Patent pending status for several more patents

- Trademark issued for Shark Wheel in the United States, Thailand and China.

Company History

The Shark Wheel was invented by David Patrick. The sine wave shape was a repeating pattern that David discovered all throughout nature and is nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait. The Shark Wheel name came from the wheel's identical shape to a shark's jaw (picture seen near top of campaign).

Shark Wheel launched through a Kickstarter campaign in June of 2013. Shark Wheel's fundraising goal of $10,000 was reached in 72hrs, finishing with $79,300 in a 30 day run. After the successful campaign, it took the company 7 months to solve the molding issues that prevented mass production. It was one thing to reinvent the wheel, then the company had to reinvent the mold, which is now patent pending.

Shark Wheel is able to pay the same price per wheel as any other wheel company. There is no price penalty or time penalty for any company choosing to use Shark Wheel products. For a company to violate Shark Wheel's patents and produce Shark Wheels in mass production successfully would be a massive undertaking (not to mention lawsuits) that would prevent any copycat manufacturers.

Skinny Footprint / Wide Profile

The Shark Wheel has the benefits of a thin wheel and a wide wheel in one shape. The infographic shown below explains how the Shark Wheel has the skinny footprint of a thin wheel combined with the wide profile of the large wheel.



Thin circular wheels:

Low friction, fast, maneuverable, easy to swivel.

Wide circular wheels:

Off-road ability, load-capacity, lateral grip, longevity.

Shark Wheels combine the benefits of both thin and wide wheels:

Low friction, fast, maneuverable, easy to swivel.

Off-road ability, load-capacity, lateral grip, longevity.

Industrial Wheel Advantage

Heat - Failure Points

Wheels typically fail in industrial sectors due to heat. Whether its friction, load, or an embedded nail, the failure points become heat-related. Shark Wheels have built-in heat vents that allow heat to escape. A traditional wheel attempts to steamroll over objects - this allows for small objects to become embedded into the wheel and for additional friction and therefore heat to build up leading to failure. Shark Wheel's natural design allows for heat to escape, thereby increasing the life of the wheel.

